Exhibit 99.9

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended October 31, 2010

December 16, 2010

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of December 16, 2010 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us” or “Coastal Contacts”) audited consolidated financial statements and notes thereto for the year ended October 31, 2010. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and use Canadian dollars as our reporting currency.

Forward-looking statements

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products, or the terms under which we may procure our products; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and timely ship orders, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers, our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; the expected outcome of ongoing litigation; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, equipment and personnel to support our business and new product lines, including our eyeglass business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with regulatory requirements in British Columbia, Canada, North America, Europe, Asia Pacific and other jurisdictions; that we will successfully defend any legal action brought against us; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and our listing prospectus, dated October 14, 2009 and filed with the Swedish Regulatory Agency, both of which are available on SEDAR at www.sedar.com, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Overview

Coastal Contacts is the leading worldwide online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We service our international customers through our distribution facilities in North America and Europe.

We launched our business in the year 2000 selling contact lenses online. In 2004, after a successful start up phase, we completed an initial public offering of our common shares in Canada. From 2004 to 2008 we targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform.

We have built a diversified international base of more than 2.8 million vision corrected customers and have the largest market share of any online optical retailer in many of our markets.

During the fiscal year ended October 31, 2010 sales increased 10% (15% excluding the effects of foreign exchange), when compared to the same period in 2009. We shipped a total of 1.6 million orders, a 17% increase over the same period last year. Approximately 29% of these orders were to new customers with the remaining amount representing reorders. We experienced growth in contact lens sales in most of our markets. This speaks to the continued strength of the reorder component of our business, the strength of our retail brands and the compelling value proposition we offer.

We launched our online eyeglasses business in 2008 and have been pleased with our results. Eyeglasses sales in fiscal 2010 totaled $20 million, a 113% increase over the same period last year. In our North American market sales of eyeglasses in fiscal 2010 grew 139% over fiscal 2009 sales. Customers are purchasing our products at an unprecedented rate, and we are continuously adapting to address the $37 billion eyeglasses market opportunity.

We invested significantly in the eyeglasses business in 2010. We increased our inventories offering more than 900 frames to consumers. Our private label frames were successful, making up a substantial portion of our orders in North America 2010. We expanded our portfolio of private label frame brands to include brands such as Derek Cardigan® and Michelle Lane®, to supplement the success we had with our other private label brands.

We expanded our warehouse facilities extensively in North America, adding automated advanced manufacturing equipment, and hiring more than 102 individuals in marketing, customer service and our eyeglasses manufacturing lab. We expanded the manufacturing capacity of our lab, and expect to continue these investments into 2011 as we address the demand for eyeglasses that we are experiencing and the opportunity the eyeglasses market presents.

We implemented improved information and tracking systems, and launched a new website directed solely at the eyeglasses market in the United States. We also introduced new customer acquisition techniques which have allowed us to expand sales significantly, while reducing our total advertising spending as a percentage of sales. We continue to leverage our growing database of customers to help us grow our eyeglasses sales, which provides a significant advantage over our early stage online competitors.

We funded these investments through cash generated by operations, and $3.5 million in financing arrangements we established with a major financial institution.

During the fiscal year 2010, we made some key management changes in our European business unit. We replaced certain key personnel in management, marketing and operations. We are satisfied with our progress to date.

Shipped orders and reorders are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures below for further information.

Selected Annual Information

($000’s except share and per share information)

Years ended October 31	2010	2009	2008

Sales	153,166	139,870	118,759
Gross profit	43,776	42,861	33,974
Adjusted EBITDA*	7,783	8,005	3,597
Restructuring charges, listing costs and management change costs	1,784	906	844
Earnings (loss) before taxes	3,049	3,997	(9)
Income tax expense (recovery)	(53)	1,250	777
Net earnings (loss)	3,102	2,747	(786)
Total assets	70,259	57,300	56,255
Total long-term financial obligations	2,508	—	—
Dividends	—	—	—
Weighted average number of common shares – basic	56,910,149	57,559,629	64,559,267
Weighted average number of common shares – diluted	58,101,504	57,869,238	64,559,267
Basic earnings (loss) per share	0.05	0.05	(0.01)
Diluted earnings (loss) per share	0.05	0.05	(0.01)

Certain prior period figures have been reclassified to conform to the current year’s presentation

* Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures.

Quarterly Financial Information

(in $000’s, except share and per share information)

Quarter	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,
ended	2010	2010	2010	2010	2009	2009	2009	2009

Sales	40,485	39,455	37,318	35,908	37,716	37,511	33,301	31,342
Adjusted EBITDA	2,017	2,315	1,773	1,678	2,828	1,967	1,387	1,823
Foreign exchange (gain) loss	(173)	(5)	293	(18)	(121)	252	(39)	(202)
Net Earnings	1,441	529	382	750	648	603	528	968
Weighted average # of shares – basic (000’s)	56,816	56,982	56,962	56,902	56,902	57,057	57,975	58,318
Weighted average # of shares – diluted (000’s)	57,878	57,964	58,324	58,502	57,705	57,374	57,988	58,320
Basic earnings per share	0.03	0.01	0.01	0.01	0.01	0.01	0.01	0.02
Diluted earnings per share	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.02

Seasonality may impact our revenue distribution throughout the year. Our sales have historically been stronger during the spring, summer and fall months.

Results of operations and comparison of the quarters and years ended October 31, 2010 and October 31, 2009

Sales increased by $2.8 million or 7% to $40.5 million (426,123 orders shipped) in the three months ended October 31, 2010 as compared to $37.7 million (360,518 orders shipped) during the same period in 2009. Excluding the effects of foreign exchange currency fluctuations, our sales would have grown 9%. Sales increased 18% in the quarter as compared to the same period last year as a result of growth in shipped orders of eyeglasses and contacts lenses in both our North American and European markets. Eyeglasses sales in the quarter totaled $6.0 million (86,898 orders shipped) in the fourth quarter of 2010, an 88% increase over the same period last year, while our sales of contact lenses and other products totaled $34.5 million (339,225 orders). Our total average revenue per order declined in the quarter by 9%, largely as a result of the growth of our eyeglasses business as a percentage of sales, which typically experiences lower average order sizes and was affected by eyeglasses promotion activities, and decreases in retail pricing in some European markets. Relative to the prior year, our fourth quarter 2010 sales were impacted negatively by 2% as a result of foreign exchange rate fluctuations, primarily as a result of a year over year decline in the value of the US Dollar and Swedish Krona relative to the Canadian Dollar, and the Euro relative to the Swedish Krona.

Sales increased by 10% in the 2010 fiscal year to $153 million (1,585,995 orders shipped) compared to $140 million (1,355,832 orders shipped) in our 2009 fiscal year. Eyeglasses sales in the year totaled $20 million a 113% increase over the same period last year. In our North American market, sales of eyeglasses grew 139% year over year for the periods referenced. Contact lens sales grew 2.2% to $133.7 million in the year. Sales increased 17% due to growth in shipped orders, but as with our quarterly sales growth, total average order size declined by 2% due to the increase in eyeglasses sales and promotions and lower retail pricing, particularly in Europe, while the foreign exchange fluctuations impacted sales negatively by 5%.

During the three months ended October 31, 2010, gross profit was 29.2% of sales as compared to 31.2% of sales for the same period in 2009. During the year ended October 31, 2010, gross profit was 28.6% of sales as compared to 30.6% of sales in the year ended October 31, 2009. Gross margin was relatively unchanged in our North American business, with positive contributions from our eyeglasses business being offset by contact lens sales growth in lower margin markets. This was partly offset by gross margin declines in Europe, with the latter being negatively impacted by retail pricing declines in certain regions and unfavourable Euro to Swedish Krona foreign currency exchange rate fluctuations.

Advertising investment increased to 13.0% of sales ($5.3 million) in the fourth quarter of 2010 compared to 12.4% of sales ($4.7 million) in the same period in 2009. This was partly related to the increased number of glasses promotions held in the fourth quarter of 2010 and expansion of our marketing efforts. In the 2010 fiscal year our investment in advertising decreased to 11.8% of sales ($18.1 million) compared to 12.9% of sales ($18.1 million) in the 2009 fiscal year. During the fiscal year 2010 we maintained a conservative approach to advertising expenditures in our European operation while we undertook our management transition. Additionally, we continued to use alternative promotional methods to gain customers and encourage the online adoption of the eyeglasses model, which resulted in lower advertising spending as a percentage of sales relative to our historical patterns.

Selling, general and administrative (“SG&A”) expenses increased to 12.7% of sales ($5.1 million) in the fourth quarter of 2010, compared to 11.4% of sales ($4.3 million) in the same period of 2009. In fiscal 2010 the SG&A expenses also increased to 12.9% of sales ($19.7 million), as compared 12.0% of sales ($16.8 million) in fiscal 2009. SG&A grew in the periods referenced largely from increased personnel costs associated with our growing eyeglasses business. Also included in SG&A, we recorded $1.8 million in the fiscal year 2010, including $0.6 million in the fourth fiscal quarter, in expenses related to changes in the management of our European subsidiary during fiscal 2010. These relate to professional fees, severance arrangements, travel and other associated costs. We expect to continue working through these efforts into 2011.

In the quarter ended October 31, 2010, we recognized foreign currency exchange gains on the translation of our monetary assets of $0.2 million, compared to gains of $0.1 million in the same period of the previous year. In the year ended October 31, 2010, we recognized foreign currency exchange losses on the translation of our monetary assets of $0.1 million, compared to gains of $0.1 million in the same period of the previous year. We do not hold any financial instruments for the purposes of hedging exposure to foreign currency fluctuations.

Amortization for the quarter ended October 31, 2010 decreased by $0.6 million from the same quarter of the previous year to $0.2 million. Amortization for the year ended October 31, 2010 was $2.3 million, compared to $2.6 million in the previous fiscal year. During 2010 we ceased to amortize intangibles associated with certain acquisitions we completed in previous years. We expect amortization from the equipment, software and tenant improvements investments we made in 2010 to increase associated amortization expense in future periods. Similarly, share based compensation expense declined by $0.2 million in the fiscal year and the fourth quarter of 2010 predominantly as a result of recorded stock option forfeitures.

Adjusted EBITDA was $2.0 million in the fourth quarter of fiscal 2010, compared to $2.8 million in the same period in 2009. For the year ended October 31, 2010 adjusted EBITDA was $7.8 million, compared to $8.0 million in the previous fiscal year.

During the fourth quarter of 2009, we recorded $0.9 million in one-time professional and other administrative costs associated with listing the Company’s shares on the NASDAQ OMX Stockholm exchange, for which we achieved approval by the Swedish Financial Regulatory Agency during the quarter.

Statutory income tax rates, as a percentage of income in the countries in which we generate taxable income, remained constant in the fourth fiscal quarter and fiscal years ended October 31, 2010 relative to the same periods in 2009. Some of our operations generate taxable income, while in others we have cumulative tax losses that may be applied against current and future taxable earnings to reduce our tax liability on those earnings. We recorded approximately $0.3 million in tax recovery associated with the transfer of certain business assets between subsidiaries in different taxable jurisdictions.

Liquidity and Capital Resources

At October 31, 2010 we had cash and equivalents of $18.3 million as compared to cash and equivalents of $11.5 million at October 31, 2009.

Cash outflows from operations during the fourth fiscal quarter of 2010 were $3.0 million. We generated $ 1.8 million from net earnings excluding non-cash items, and used $4.8 million from non-

cash working capital. In particular, we invested $1.9 million in inventory to support our eyeglasses product offering and service levels and to acquire additional contact lens inventories at favourable prices. This compares to cash outflows from operations of $2.2 million in the same period last year, of which $1.5 million was generated from net earnings excluding non-cash items, and $3.8 million of which was used to expand non-cash working capital.

Cash inflows from operations for the year ended October 31, 2010 were $7.9 million. We generated $5.8 million from net earnings excluding non-cash items, and generated $2.1 million from non-cash working capital. In particular, we invested $2.1 million in inventory to support our eyeglasses product offering and service levels. For the same period in 2009, we had cash outflows from operations of $0.6 million, $5.9 million of which was generated from net earnings excluding non-cash items and $6.5 million of which was used to expand non-cash working capital. Cash flows from changes in non-cash working capital can fluctuate from quarter to quarter in the ordinary course of business with the timing of receipts, inventory deliveries, and payments from customers and suppliers.

We generated $0.4 million from investing activities in the fourth quarter of 2010 compared to using $0.3 million in the same period in 2009 as we financed additional capital assets. During fiscal 2010, we invested $4.4 million in property, equipment, intangibles and leasehold improvements in support of our eyeglasses business, and we funded the majority of these investments through $3.5 million in financing arrangements we established with a major financial institution. In the previous fiscal year, we used $0.9 million similarly in support of our eyeglasses business.

During the fourth quarter and the fiscal year of 2010 we purchased approximately 1.6 million shares and 1.7 million shares, respectively, of our common stock for total cash consideration of $2.4 million and $2.5 million, respectively, under the terms of a Normal Course Issuer Bid [NCIB] that we renewed in December 2009. We paid $2.3 million in fiscal 2011 in relation to these purchases, and consequently our 2010 fiscal year end cash balances do not reflect this cash outflow. All of the shares purchased were cancelled. Similarly, we purchased and cancelled 1.4 million shares for $1.2 million in our 2009 fiscal year.

As at October 31, 2010, we had readily available approximately $8.8 million of additional approved bank financing from multiple lenders.

We believe that available cash, together with cash flow from operating activities and financing alternatives offered by commercial lenders, will be sufficient to support our operations beyond the end of fiscal 2011.

We plan to improve our product offerings, increase our production capacity, improve service levels and consider strategic acquisitions. We expect to make further capital expenditures to support our eyeglasses business and we are currently expecting to finance the majority of these expenditures on commercially reasonable terms. We may seek additional sources of financing, including equity offerings that would be dilutive to the interests of current shareholders, for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain the commercial lending described herein or other financing could delay or prevent our strategic objectives, which could adversely affect our business, financial condition and results of operations.

Supplemental Non-GAAP Measures

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with Canadian GAAP, however, we present adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization, share-based compensation expense, the costs incurred in association with changes in our European management, restructuring costs, stock market listing costs and unrealized foreign exchange gains and losses.

The following table provides a reconciliation of net earnings to Adjusted EBITDA:

($000’s)	2010	2009	2008
Net earnings (loss)	3,102	2,747	(786)
Depreciation and amortization	2,272	2,585	2,580
Interest expense (income), net	96	(67)	(547)
Income tax expense — current	171	1,286	908
Income tax expense (recovery) — future	(224)	(36)	(131)
Share-based compensation	485	694	627
Foreign exchange (gain) loss	97	(110)	102
Restructuring, listing and management change costs	1,784	906	844
Adjusted EBITDA	7,783	8,005	3,597

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

We have identified the following as critical accounting estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Revenue from product sales is recognized when the product has been shipped to the customer. At this point, the amount of sales revenue is determinable, no significant vendor obligations remain and the collection of the revenue is reasonably assured.

Deferred revenue includes revenue collected in advance of the product being shipped to the customer.

Accounting for Long-lived Assets

The ability to realize long-lived assets which are primarily comprised of customer lists and website creation costs are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on assessment of reorder rates and various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Accounting for Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and we perform an annual impairment test of our recorded goodwill. In addition, we test our other indefinite-lived intangible assets for impairment. These impairment tests can be significantly altered by estimates of future performance, long-term discount rates used or market price valuation multiples. The analyses necessarily involve significant management judgment. These estimates will likely change over time. Goodwill and intangible assets with indefinite lives totaled $15.3 million and $15.4 million at October 31, 2010 and October 31, 2009, respectively.

Allowance for Doubtful Accounts

We offer credit to certain customers. These customers do not have to pay for the order until the goods are received — generally estimated to be less than 15 days. The majority of the individual receivable balances are small amounts of less than $150 and there are a large number of records. Given the composition of the receivable portfolio, using a specific balance approach for the bulk of the receivables is not feasible. Consequently, management estimates an allowance for doubtful accounts based on the aging of the receivable portfolio. The analyses necessarily involve significant judgment. These analyses can be significantly altered by estimates of the probability of future collection or changes in payment patterns of customers. The allowance for doubtful accounts was

$0.8 million at October 31, 2010 and $0.9 million at October 31, 2009.

Income taxes

We account for income taxes using the liability method of accounting. Under the liability method, future income tax assets and liabilities are determined based on differences between the carrying amounts of balance sheet items and their corresponding tax values. The determination of the income tax provision requires management to interpret regulatory requirements and to make certain judgements. While income tax filings are subject to audits and assessments, management believes that adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgements may result in an increase or decrease in our income tax provision in the future. The amount of any such increase or decrease cannot be reasonably estimated.

Change in Accounting Policies

Effective November 1, 2009, the Company has adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These standards have been adopted on a prospective basis with no restatement of prior period financial statements.

Financial instruments disclosures:

In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments Disclosures”, which provide for additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 include valuations using inputs other than the quoted market prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivatives and non-financial liabilities based on expected maturities. This amended standard is effective for fiscal years beginning after September 30, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Common Shares

As at December 16, 2010, we had 55,492,671 common shares and options to purchase 4,651,500 common shares outstanding.

Related Party Transactions

As at October 31, 2010, four promissory notes owing from Coastal employees were outstanding, totaling $0.2 million, of which $0.04 million represented accumulated interest. These loans are payable on demand, bear interest at a rate of 5% per annum, and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) or any of its directors as at October 31, 2010.

Contractual Obligations

We are committed to minimum annual payments, primarily related to the capital lease obligation and the lease costs on our premises, as follows:

$000’s
2011	1,239
2012	1,366
2013	1,546
2014	2,602
2015 and thereafter	121
6,874

Operating costs on leases have been excluded.

Contingent Liabilities

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, the outcome of which cannot be determined at this time. No amounts have been accrued relating to these actions.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities regulations in Canada at October 31, 2010 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of October 31, 2010, an evaluation of the design of Coastal’s disclosure controls and procedures as defined in National Instrument 52-109 was carried out. Based on that evaluation, the CEO and CFO concluded that the design and operation of those disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for certifying the design and effectiveness of the Company’s internal control over financial reporting as required by National Instrument 52-109.

Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and CFO, carried out an evaluation of the design of our internal controls over financial reporting as at October 31, 2010. Management believes the design, based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, to be effective for the nature and size of Coastal’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has tested and is satisfied with effectiveness of internal controls over financial reporting. During the fourth quarter of 2010, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Additional Information

Additional information relating to the Company, including our most recently filed annual information form dated January 29, 2010, can be found on SEDAR at www.sedar.com.